EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Formatino
Empowered Products Nevada, Inc. (“EP Nevada”)	Nevada

Empowered Products Limited (“EP BVI”) (1)	British Virgin Islands

Empowered Products Asia Limited (“EP Asia”) (2)	Hong Kong

Polarin Pty Ltd. (3)	Australia

(1)	This company is a wholly-owned subsidiary of EP Nevada.
(2)	This company is a wholly-owned subsidiary of EP BVI.
(3)	This company is a wholly-owned subsidiary of EP Asia.